Exhibit 11

KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11 – STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Year Ended December 31,
	2009	2008	2007
Weighted average number of limited partners’ units on which limited partners’ net income per unit is based	281.5	257.2	236.9

Calculation of Limited Partners’ interest in Net Income (Loss):
Income from Continuing Operations	$1,267.5	$1,303.5	$416.4
Less: General Partner’s interest in Income from Continuing Operations	(935.8)	(805.8)	(609.9)
Limited Partners’ interest in Income from Continuing Operations	331.7	497.7	(193.5)
Add: Limited Partners’ interest in Income from Discontinued Operations	—	1.3	172.2
Limited Partners’ interest in Net Income (Loss)	$331.7	$499.0	$(21.3)

Limited Partners’ Net Income (Loss) per unit:
Income (Loss) from Continuing Operations	$1.18	$1.94	$(0.82)
Income from Discontinued Operations	$—	$—	$0.73
Net Income (Loss)	$1.18	$1.94	$(0.09)